UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

Form 6-K
_______________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

November 14, 2016
_______________________________

Lombard Medical, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Commission File Number: 001-36402
_______________________________

N/A
(Translation of Registrant’s Name into English)
_______________________________

Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4 Trident Park
Didcot
Oxfordshire OX11 7HJ
United Kingdom
+44 20 1235 750800
(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

_______________________________

Lombard Medical, Inc.
4 Trident Park
Didcot
Oxfordshire OX11 7HJ
United Kingdom
(Name, Address of Agent for Service)

_______________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Lombard Medical, Inc. dated November 14, 2016, announcing that both of its endovascular stent grafts for abdominal aortic aneurysm (AAA) repair, Aorfix™ and Altura®, will be featured in scientific presentations at the 43rd annual VEITHsymposium™.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

Date: November 14, 2016	By:	/s/ William J. Kullback
William J. Kullback
Chief Financial Officer